Exhibit 99.1

Liquidation of Joint Venture Companies with

Chongqing Iron & Steel Co., Ltd

POSCO and Chongqing Iron & Steel Co., Ltd (“Chongqing”) established two joint venture companies, Chongqing CISL High Strength Cold Rolling Steel Co., Ltd and Chongqing POSCO CISL Automotive Steel Co., Ltd, in June 2016. Due to Chongqing’s financial condition, it went into reorganization. In September 2017, the appointed trustee announced termination of the joint venture agreement with respect to two joint venture companies. In November 2017, POSCO and Chongqing agreed to commence liquidation of the joint venture companies, and the liquidation was completed on June 28, 2018.